SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14D-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

VESTIN GROUP, INC.

(Name of Subject Company)

VESTIN GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

8627281107
(CUSIP Number of Class of Securities)

Robert J. Aalberts
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Ira Levine, Esq.
Levine, Garfinkle & Katz
3441 S. Eastern Avenue, Suite 600
Las Vegas, Nevada 89109
(702) 735-0451

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9) filed by Vestin Group, Inc. , a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 5, 2005. The Schedule 14D-9 relates to a tender offer by Michael V. Shustek, the majority stockholder, Chairman, Chief Executive Officer and President of the Company, to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of the Company not owned by Mr. Shustek, for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005, and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the “Schedule TO”), filed by Mr. Shustek with the SEC on April 5, 2005.

Item 9. Exhibits

     Item 9 is amended and supplemented by adding the following:

EXHIBIT	DESCRIPTION
(a)(5)(B)	Press release issued by Vestin Group, Inc. on April 6, 2005. (Incorporated herein by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Schedule 13E-3 filed by Vestin Group, Inc. with the SEC on April 6, 2005.)

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VESTIN GROUP, INC.
/s/ JOHN ALDERFER
Name:	John Alderfer
Title:	Chief Financial Officer

Date: April 6, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(B)	Press release issued by Vestin Group, Inc. on April 6, 2005. (Incorporated herein by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Schedule 13E-3 filed by Vestin Group, Inc. with the SEC on April 6, 2005.)